



Gather Restaurant Group LLC
Small Business Bond™

Bond Terms:

Bond Yield: 10.50%

Target Raise Amount:
$1,235,000

Offering End Date: December 4, 2025

Repayment Period: 5 years (60 months)

Minimum Raise Amount: $10,000

Company Details:

Name: Gather Restaurant Group LLC

Founded: February 28, 2020

Address: 72 South Glenwood Box 4196
Jackson, WY 83001

Industry: Full-Service Restaurants

Employees: 7

Website: https://gathergroupllc.com/

Use of Funds Allocation:

If the maximum raise is met:

$605,150 (49.00%) – of the proceeds will go towards working capital- equipment and upgrades for multiple locations

$580,450 (47.00%) – of the proceeds will go towards debt consolidation

$49,400 (4.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 7,425 Followers





Business Metrics:

	FY23	FY24	YTD 8/31/2025
Total Assets	-$389,365	$743,314	$2,847,097
Cash & Cash Equivalents	$52,870	$148,508	$170,882
Accounts Receivable	$175,957	$186,468	$175,957
Short-term Debt	$300,324	$1,137,474	$3,275,794
Long-term Debt	$0	$295,529	$261,729
Revenue	$1,610,319	$1,670,194	$686,197
Cost of Goods Sold	$0	$0	$0
Taxes	$0	$0	$0
Net Income	$0	$0	$0

Recognition:

Gather Restaurant Group LLC (DBA Gather Restaurant Group) is integrating game-changing hydroponic vertical farming directly into their locations. They produce ultra-fresh, nutrient-dense ingredients on-site, while also partnering with local farmers to strengthen regional food systems. This dual approach dramatically reduces their carbon footprint, ensures unmatched flavor and quality, and sets a new standard for what "farm-to-table" can mean.

About:

Gather Restaurant Group LLC (DBA Gather Restaurant Group) is the parent company of multiple Gather locations (Jackson Hole, WY, Omaha, NE, and Maui, HI), as well as Palate at Hali-the National Museum of Wildlife Art in Jackson, WY and Hali'imaile General Store in Makawao, HI. They are redefining dining with on-site hydroponic farming—bringing game-changing sustainability, unmatched freshness, and reduced carbon impact to every meal. They're creating a powerful force for expansion, innovation, & truly modern farm-to-table cuisine.

For more information, contact our Customer Support Team at support@thesmbx.com

